UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Rosebud Nau, Esq.

Haynes and Boone, LLP

2801 N Harwood St, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 57,551,437 shares of Common Stock outstanding, including 994,817 shares of restricted stock, as of February 8, 2024, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed by the Issuer with the SEC on February 15, 2024.

CUSIP No. 70432V102

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,093,908
	8.	Shared Voting Power 3,690,133 (1)
	9.	Sole Dispositive Power 3,093,908
	10.	Shared Dispositive Power 3,690,133 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,784,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 253 shares of Common Stock owned by the ALR Trust, (d) 253 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,012 shares of Common Stock owned by the RWP Trust, (g) 1,012 shares of Common Stock owned by the LWR Trust, (h) 1,012 shares of Common Stock owned by the KGR Trust, (i) 1,012 shares of Common Stock owned by the SER Trust, (j) 1,012 shares of Common Stock owned by the CBP Trust, and (k) 1,012 shares of Common Stock owned by the FPR Trust.

(2)

Based on 57,551,437 shares of Common Stock outstanding, including 994,817 shares of restricted stock, as of February 8, 2024, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed by the Issuer with the SEC on February 15, 2024.

This Amendment No. 16 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On February 16, 2024, Mr. Richison and Ernest Group entered into a Sales Plan (the “February 2024 10b5-1 Plan”) with JPMS, pursuant to which JPMS is authorized to sell up to 487,500 shares of Common Stock on behalf of Mr. Richison and up to 487,500 shares of Common Stock on behalf of Ernest Group, in each case during the period beginning on the later of (i) May 17, 2024, and (ii) the third trading day following disclosure of the Issuer’s financial results on Form 10-Q for the quarter ended March 31, 2024, and ending November 13, 2024, subject to earlier termination in accordance with the terms of the February 2024 10b5-1 Plan and applicable laws, rules and regulations. Transactions under the February 2024 10b5-1 Plan will be subject to certain price restrictions and other restrictions under the terms of the February 2024 10b5-1 Plan. The February 2024 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The foregoing description of the February 2024 10b5-1 Plan is qualified in its entirety by reference to the full text of the February 2024 10b5-1 Plan, a form of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer; or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of February 20, 2024, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares		Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999		6.4	% (1)	0	3,670,999		0	3,670,999
Chad Richison	6,784,041	(2)	11.8	% (1)	3,093,908	3,690,133	(3)	3,093,908	3,690,133	(3)

(1)

Based on 57,551,437 shares of Common Stock outstanding, including 994,817 shares of restricted stock, as of February 8, 2024, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed by the Issuer with the SEC on February 15, 2024.

(2)

Consists of (a) 3,093,908 shares of Common Stock owned by Mr. Richison, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 253 shares of Common Stock owned by the ALR Trust, (e) 253 shares of Common Stock owned by the IDR Trust, (f) 12,500 shares of Common Stock owned by the Spouse Trust, (g) 1,012 shares of Common Stock owned by the RWP Trust, (h) 1,012 shares of Common Stock owned by the LWR Trust, (i) 1,012 shares of Common Stock owned by the KGR Trust, (j) 1,012 shares of Common Stock owned by the SER Trust, (k) 1,012 shares of Common Stock owned by the CBP Trust, and (l) 1,012 shares of Common Stock owned by the FPR Trust.

(3)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 253 shares of Common Stock owned by the ALR Trust, (d) 253 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,012 shares of Common Stock owned by the RWP Trust, (g) 1,012 shares of Common Stock owned by the LWR Trust, (h) 1,012 shares of Common Stock owned by the KGR Trust, (i) 1,012 shares of Common Stock owned by the SER Trust, (j) 1,012 shares of Common Stock owned by the CBP Trust, and (k) 1,012 shares of Common Stock owned by the FPR Trust.

(c) There were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons, or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated August 10, 2023, by and between Chad Richison and Ernest Group, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2023).

99.2	Form of Sales Plan, dated August 10, 2023, by and between Chad Richison and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2023).

99.3	Letter Agreement, by and between the Issuer and Chad Richison, dated February 7, 2024 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 7, 2024).

99.4*	Form of Sales Plan, dated February 16, 2024, by and between Chad Richison, Ernest Group, Inc. and J.P. Morgan Securities LLC.”

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

CHAD RICHISON

/s/ Chad Richison